

June 11, 2014

VIA ELECTRONIC TRANSMISSION

Office of Applications and Report Services
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Civil Action Documents Filed with Respect to Harbor Funds (File No. 811-04676)

Dear Sir or Madam:

Enclosed for electronic filing on behalf of Harbor Funds, pursuant to Section 33 of the Investment Company Act of 1940, as amended, is a copy of a reply brief in support of motion to dismiss the compliant of Terrence Zehrer against Harbor Capital Advisors, Inc. as the investment manager, and Harbor International Fund, as the nominal defendant, in the United States District Court for the Northern District of Illinois (Case No. 1:14-cv-00789), filed by Harbor International Fund on June 10, 2014.

If you have any questions regarding this filing, please contact me at 312-443-4420.


Sincerely,

/s/ Charles F. McCain
_____

Charles F. McCain, Esq.
Chief Compliance Officer


Cc: Christopher P. Harvey, Esq.
        Jill Damon, Esq.
        Dechert LLP

        David G. Van Hooser
        Anmarie S. Kolinski
        Erik D. Ojala, Esq.
        Susan A. DeRoche
        Harbor Funds

**IN THE UNITED STATES DISTRICT COURT
FOR THE NORTHERN DISTRICT OF ILLINOIS
EASTERN DIVISION**

TERRENCE ZEHRER, Derivatively on Behalf of HARBOR INTERNATIONAL FUND,	))))	
Plaintiff,	))	
v.	))	Case No. 14-cv-00789
HARBOR CAPITAL ADVISORS, INC.	))	Honorable Joan H. Lefkow
Defendant,	))	
-and-	))	
HARBOR INTERNATIONAL FUND,	))	
Nominal Defendant.	)	

**REPLY BRIEF IN SUPPORT OF DEFENDANT
HARBOR INTERNATIONAL FUND'S MOTION TO DISMISS**

Joni S. Jacobsen
Angela M. Liu
Dechert LLP
77 West Wacker Drive
Suite 3200
Chicago, IL 60601

Matthew L. Larrabee (admitted *pro hac vice*)
David A. Kotler (admitted *pro hac vice*)
Joanna L. Barry (admitted *pro hac vice*)
Dechert LLP
1095 Avenue of the Americas
New York, NY 10036

*Attorneys for Nominal Defendant Harbor
International Fund*

-i-

TABLE OF CONTENTS

<u>**TABLE OF AUTHORITIES**</u>

Page

CASES

PRELIMINARY STATEMENT

In its moving brief, Nominal Defendant Harbor International Fund (the "Fund") amply demonstrated why Plaintiff has failed to state any cognizable claim against the Fund under the Investment Company Act of 1940 ("ICA").[1]

First, under both the express language of Section 36(b) itself and a clear holding of the U.S. Supreme Court, the Fund cannot be named as a "nominal defendant" (or as a party in any capacity) to a Section 36(b) claim. *See* Mov. Br. at 5-6. The Fund is not a proper defendant under Section 36(b), because it is not a "recipient" of the allegedly excessive fees as required by the express language of Section 36(b). Moreover, the Fund cannot bring a Section 36(b) claim, because it is not a "security holder" in the Fund as also required by the express language of the statute. Finally, a claim under Section 36(b) is a direct claim that only the Fund's "security holders" (or the SEC) can bring, not a derivative claim that must or even can be brought in the name of the Fund. Thus, no matter how styled, the Fund cannot be a "nominal defendant" to a claim under Section 36(b) – a proposition that the Supreme Court confirmed in *Daily Income Fund* when it expressly rejected the notion that Section 36(b) "establish[es] a corporate action from which a shareholder's right to sue derivatively may be inferred." *Daily Income Fund, Inc. v. Fox*, 464 U.S. 523, 535 (1984).

Second, Plaintiff cannot seek to rescind the Advisory Agreement between the Fund and HCA (as those terms are defined in the Fund's moving brief) without first complying with the pre-suit demand requirements that accompany any derivative claim. As explained in the Fund's moving brief, because (a) Section 47(b) of the ICA only permits a "party" to an advisory agreement to seek rescission, and (b) Plaintiff is not a party to the Advisory Agreement, then (c)

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[1]   *See* Memorandum of Law in Support of Motion to Dismiss, filed March 31, 2014 (Dkt. 49) ("Mov. Br.").

Plaintiff may pursue rescission of the Advisory Agreement <u>only</u> as a derivative claim that comports with the pre-suit demand requirements of Fed. R. Civ. P. 23.1 and Delaware law. Plaintiff concedes that no demand was made, makes no argument that demand was excused, and instead rests on a demonstrably baseless argument that demand was not required.

Indeed, as demonstrated below, Plaintiff's Omnibus Memorandum of Law in Opposition to Defendants Harbor Capital Advisors, Inc. and Harbor International Fund's Motions to Dismiss (Dkt. 59, herein "Opp. Br.") not only fails to confront any of the Fund's arguments or the settled precedent upon which the Fund relies, but, regrettably, plays fast and loose with the law. At bottom, however, Plaintiff cites no authority in which a court has held that the Fund can be found to be a proper "nominal defendant" under Section 36(b), or that Plaintiff's Section 47(b) rescission claim is exempt from the pre-suit demand requirements otherwise applicable to derivative claims. The Fund's motion to dismiss should be granted.

ARGUMENT

I. PLAINTIFF HAS FAILED TO STATE A SECTION 36(b) CLAIM AGAINST THE FUND

Plaintiff's Opposition Brief does not contest, and therefore concedes, each of the following legal propositions demonstrated in the Fund's moving brief:

- As expressly set forth in Section 36(b)(3), the only possible defendant for a Section 36(b) claim challenging an advisory fee as excessive is "the ***recipient*** of such compensation or payments" 15 U.S.C. § 80a-35(b)(3) (emphasis added). The Fund indisputably is not a "recipient" of the advisory fees that Plaintiff's Complaint challenges. As such, the Fund indisputably cannot be a defendant for Plaintiff's Section 36(b) claim here. *See, e.g., Millenco L.P. v. MEVC Advisors, Inc.*, No. CIV. 02-142, 2002 WL 31051604, at *1 n.2 (D. Del. Aug. 21, 2002) ("§ 36(b) of the ICA prohibits an action against the Fund because it has not received compensation or payments from a registered investment company"). Plaintiff has not cited, and cannot cite, any authority to the contrary.

- As also expressly set forth in Section 36(b), the only possible plaintiffs for a Section 36(b) claim challenging an advisory fee as excessive are the SEC and a "security holder" in the Fund (as the Plaintiff claims to be). 15 U.S.C. § 80a-35(b). The Fund indisputably is neither the SEC nor a "security holder" in itself. As such, the Fund indisputably cannot bring a Section 36(b) claim – a conclusion that, as noted above, the Supreme Court has confirmed in *Daily Income Fund*. Plaintiff has not cited, and cannot cite, any authority to the contrary.

Indeed, rather than address the plain language of the ICA, the *Daily Income Fund* decision, or any of the other directly applicable case law cited in the Fund's brief, Plaintiff argues that because Section 36(b) includes elements of direct and derivative claims, he has legal basis to name the Fund as a "nominal defendant." *See* Opp. Br. at 20. Plaintiff is wrong as a matter of law on at least two levels.

First, despite Plaintiff's unsupported assertion to the contrary, a Section 36(b) claim is not derivative. Although the "security holder" is able to seek disgorgement of allegedly excessive advisory fees on behalf of the Fund pursuant to Section 36(b), the courts agree that a Section 36(b) claim is "a ***direct*** cause of action." *In re Nuveen Fund Litig.*, No. 94 C 360, 1996 WL 328006, at *6 (N.D. Ill. June 11, 1996) (emphasis added); *accord In re Columbia Entities Litig.*, No. 04-11704, 2005 WL 6776751, at *5, *8 (D. Mass. 2005) ("[T]his section provides for a direct, not derivative, action."); *Miller v. Mitchell Hutchins Asset Mgmt., Inc.*, No. 01-CV-00192, 2003 WL 24260305, at *2 (S.D. Ill. Mar. 6, 2003) ("Shareholders may bring direct private causes of action under § 36(b) . . . ."); *King v. Douglass*, 973 F. Supp. 707, 725 (S.D. Tex. 1996) ("Such a [Section 36(b)] claim can only be brought by a shareholder in a direct

- 3 -

action."). Not only does Plaintiff cite no cases to the contrary, but the cases he cites support the Fund's position. *See Daily Income Fund, Inc. v. Fox*, 464 U.S. at 529, 540 (noting that derivative actions are "those actions in which the right claimed by the shareholder is one the corporation could itself have enforced" and holding that Section 36(b) does not create "a corporate action from which a shareholder's right to sue derivatively may be inferred"); *Fox v. Reich & Tang, Inc.*, 692 F.2d 250, 255 (2d Cir. 1982) (a Section 36(b) claim is "not, strictly speaking, 'derivative'" because it does not derive "from a right properly asserted by the corporation"). Accordingly, a Section 36(b) claim is direct, not derivative.

Second, because Plaintiff can only proceed directly on his Section 36(b) claim, and because, as the Supreme Court recognized in *Daily Income Fund*, Section 36(b) does not "establish a corporate action from which a shareholder's right to sue derivatively may be inferred," the Fund cannot be named as a "nominal defendant." Plaintiff does not cite even one case in which a court has held that a fund can properly be named as a "nominal defendant" under Section 36(b).[2]

In sum, the plain language of Section 36(b) and the controlling case law lead to only one conclusion: the Fund is not a proper party to Plaintiff's Section 36(b) claim, and it therefore must be dismissed as a "nominal defendant" to that claim.

II. PLAINTIFF CANNOT PURSUE A SECTION 47(b) CLAIM WITHOUT FIRST MAKING PRE-SUIT DEMAND ON THE FUND'S TRUSTEES

Plaintiff's Opposition Brief does not take issue with the settled legal or procedural framework for the assertion of a derivative claim as set forth in the Fund's moving brief. Hence,

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[2]   Neither *Daily Income Fund* nor *Fox* even suggests, let alone holds, that a fund is a proper "nominal defendant" for purpose of a Section 36(b) claim.

there is no dispute on this motion that, under Delaware law,[3] the directors of a corporation "are responsible for deciding whether to engage in derivative litigation," *Levine v. Smith*, 591 A.2d 194, 200 (Del. 1991), and a stockholder may only pursue a derivative action "where either the stockholder has demanded the directors pursue a corporate claim . . . or where demand is excused," *Stone v. Ritter*, 911 A.2d 362, 366-67 (Del. 2006); *accord Oakland Cnty. Emps. Ret. Sys. v. Massaro*, 772 F. Supp. 2d 973, 976 (N.D. Ill. 2011). Plaintiff does not dispute that he has not made demand on the Fund or that he has failed to plead demand futility.[4] Instead, he concocts an argument that demand is unnecessary for anyone seeking rescission of an advisory agreement under Section 47(b) of the ICA based on an alleged underlying violation of Section 36(b). *See* Opp. Br. at 20. Plaintiff's recitation of the law is both wrong and disingenuous.[5]

As Plaintiff is forced to acknowledge, Section 47(b) of the ICA provides that "[a] contract that is made, or whose performance involves, a violation of [the ICA] . . . is unenforceable ***by either party***." 15 U.S.C. § 80a-46(b)(1) (emphasis added). *See* Opp. Br. at 19 n.12 ("Section 47(b) permits ***any party*** to sue for rescission . . ." (emphasis added)). The "contract" for which rescission is sought in this case is the "Advisory Agreement between defendant Harbor Capital and Harbor International Fund." Compl. ¶ 44. Plaintiff indisputably is

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[3]   Delaware law governs the substantive contours of the demand requirement here because the Fund is a Delaware statutory trust. *See* Mov. Br. at 3, 8 n.2.

[4]   Under Rule 23.1, a plaintiff pursuing a derivative claim must "state with particularity" his efforts to "obtain the desired action from the directors or comparable authority," as well as "the reasons for not obtaining the action or not making the effort." Fed. R. Civ. P. 23.1(b)(3). "[F]ederal courts strictly apply the particularity standard to derivative actions." *Zurich Capital Mkts. Inc. v. Coglianese*, 332 F. Supp. 2d 1087, 1115 (N.D. Ill. 2004) (internal quotation marks omitted).

[5]   Plaintiff is also wrong when he asserts that the Fund is arguing that rescission is not an available remedy in connection with a Section 36(b) claim. Opp. Br. at 19 n.12. The Court will not find that argument in the Fund's moving brief, because we did not make it. The Fund takes no position on whether a plaintiff can obtain rescission of an advisory agreement, nor is resolution of this issue necessary to the disposition of the Fund's motion to dismiss. And in any event, Plaintiff has failed to state a claim for damages or rescission against the Fund.

not a party to this contract. Thus, as explained in the Fund's moving brief, courts have consistently held that because shareholders are <u>not</u> parties to the advisory agreement, they cannot pursue rescission of that agreement <u>unless</u> they proceed derivatively under Section 47(b). *See* Mov. Br. at 7.

But rather than address, let alone rebut, the settled authority cited in the Fund's moving brief, Plaintiff simply seeks to create his own authority out of whole cloth. According to Plaintiff, "[a] preponderance of federal courts have upheld a Section 36(b) plaintiff's right to seek rescission under Section 47(b)." Opp. Br. at 19 n.12. Plaintiff's statement is not only wrong, but it cannot have been made in good faith. In <u>not</u> <u>one</u> of Plaintiff's cases cited in footnote 12 did the court "uph[o]ld a Section 36(b) plaintiff's right to seek rescission under Section 47(b)." In fact, in all but one of Plaintiff's cases, the court <u>dismissed</u> the Section 47(b) claim. *See Mathers Fund v. Colwell Co.*, 564 F.2d 780, 783 (7th Cir. 1977) (affirming dismissal of a Section 47(b) claim where the "complaint itself demonstrates that Fund has failed to state a claim for rescission on which relief may be granted"); *Wiener v. Eaton Vance Distribs. Inc.*, No. 10-10515, 2011 WL 1233131, at *12-*13 (D. Mass. Mar. 30, 2011) (dismissing Section 47(b) claim where there was no predicate ICA violation); *In re Regions Morgan Keegan Sec., Derivative & ERISA Litig.*, 743 F. Supp. 2d 744, 762 (W.D. Tenn. 2010) (dismissing Section 47(b) claim and recognizing that "[a] plaintiff may bring a § 47(b) claim derivatively on behalf of the Funds, but this suit is a direct suit against the defendants, not a derivative action"); *In re Mutual Funds Inv. Litig.*, 384 F. Supp. 2d 873, 881 (D.Md. 2005) (dismissing section 47(b) claim, because "the performance of the investment adviser contracts was not, as a matter of law, necessarily unlawful"). This is hardly the stuff of "uph[o]ld[ing] a Section 36(b) plaintiff's right to seek rescission under Section 47(b)." Opp. Br. at 19 n.12.

Even more inexcusable is Plaintiff's use of the one case he cites where the Section 47(b) claim was not dismissed as matter of law, *Esplin v. Hirschi*, 402 F.2d 94, 103-04 (10th Cir. 1968). In that case, not only did the court never address whether pre-suit demand applies to a Section 47(b) claim, but the court could <u>not</u> have "have upheld a Section 36(b) plaintiff's right to seek rescission under Section 47(b)" because the case was decided in 1968 – which is two years <u>before</u> Section 36(b) was enacted in 1970. *See Kamen v. Kemper Fin. Servs.*, 500 U.S. 90, 108 (1991) ("Congress added § 36(b) to the ICA in 1970 because it concluded that the shareholders should not have to rely solely on the fund's directors to assure reasonable adviser fees, notwithstanding the increased disinterestedness of the board.").[6]

In sum, if Plaintiff wishes to pursue a claim for rescission of the Advisory Agreement under Section 47(b), as a matter of law he must comply with the pre-suit demand requirements imposed by Delaware law and Fed. R. Civ. P. 23.1 by either making a demand on the Fund's trustees or properly pleading a basis for excusing such demand. Unless and until Plaintiff does so, he has failed to state a Section 47(b) claim upon which he is entitled to relief.[7] *See Highland Crusader Offshore Partners, LP v. Motient Corp.*, No. A-06-CA-540, 2006 WL 3358425, at *8 (W.D. Tex. Nov. 17, 2006) (recognizing that Section 47(b) is a "derivative claim[]", and dismissing the claim where "Plaintiff[] ha[s] not fulfilled the pre-suit requirements"). Plaintiff cannot avoid this result by misrepresenting the law to this Court.

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[6] *See Berwick Grain Co., Inc. v. Ill. Dep't of Ag.*, 217 F.3d 502, 504 (7th Cir. 2000) ("Frivolous or legally unreasonable arguments, then, may incur penalty and for Rule 11 purposes a frivolous argument is simply one that is 'baseless or made without a reasonable and competent inquiry.'" (citations omitted)).

[7] Plaintiff contends that he "does not assert a separate claim under ICA Section 47(b)." Opp. Br. at 19 n.12. To be very charitable to Plaintiff, both the Complaint and the Opposition Brief lack clarity as to whether Plaintiff is pursuing Section 47(b) rescission as a separate claim or as a remedy, because it states that rescission is pursued "alternatively." Compl. ¶ 44. But Plaintiff's contention is of no consequence, as regardless of whether styled as a separate claim or as a remedy, Plaintiff cannot avoid the uniform body of law that requires him to make pre-suit demand on the Fund before seeking rescission of the Advisory Agreement.

CONCLUSION

For the foregoing reasons, as well as those set forth in the Fund's Moving Brief, Plaintiff

has not stated a cognizable claim against the Fund under Section 36(b) or Section 47(b) of the

ICA. Accordingly, the Fund's motion to dismiss should be granted.

Dated: June 10, 2014   Respectfully submitted,

                                                        HARBOR INTERNATIONAL FUND

                                            By: /s/   *Joni S. Jacobsen*
                                                  Joni S. Jacobsen
                                                  Angela M. Liu
                                                  Dechert LLP
                                                  77 W. Wacker Drive, Suite 3200
                                                  Chicago, IL 60601
                                                  Telephone: (312) 646-5800
                                                  joni.jacobsen@dechert.com
                                                  angela.liu@dechert.com

                                                  Matthew L. Larrabee (admitted *pro hac vice*)
                                                  David A. Kotler (admitted *pro hac vice*)
                                                  Joanna L. Barry (admitted *pro hac vice*)
                                                  Dechert LLP
                                                  1095 Avenue of the Americas
                                                  New York, NY 10036
                                                  Telephone: (212) 698-3500
                                                  matthew.larrabee@dechert.com
                                                  david.kotler@dechert.com
                                                  joanna.barry@dechert.com

                                                  Attorneys for Nominal Defendant
                                                  Harbor International Fund

CERTIFICATE OF SERVICE

I, Joni S. Jacobsen, hereby certify that on this 10th of June 2014, I caused a true and correct copy of the foregoing ***Reply Brief in Support of Defendant Harbor International Fund's Motion to Dismiss*** and the documents referenced herein to be filed using the Court's CM/ECF system, which will cause electronic notification of this filing to be sent to the following counsel of record:

Norman Rifkind
Amelia S. Newton
Lasky & Rifkind, Ltd.
351 West Hubbard Street
Suite 401
Chicago, IL 60654

Justin D. Rieger
Stephen J. Oddo
Edward B. Gerard
Robbins Arroyo, LLP
600 B Street
Suite 1900
San Diego, CA 92101

Attorneys for Plaintiff Terrence Zehrer

John W. Rotunno
Stephen J. O'Neil
Paul J. Walsen
Molly K. McGuinley
Nicole C. Mueller
K& L Gates LLP
70 West Madison Street, Suite 3100
Chicago, IL 60602

Attorney for Defendant Harbor Capital Advisors, Inc.

/s/ *Joni S. Jacobsen*